Exhibit 99.1

Viomi Technology Co., Ltd Reports Third Quarter 2021 Unaudited Financial Results

Gross margin improved to 22.7% from 17.1% a year ago

GUANGZHOU, China, November 24, 2021 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operating Highlights

•	Net revenues reached RMB1,056.5 million (US$164.0 million), compared to RMB1,486.7 million for the third quarter of 2020.
•	Gross margin was 22.7%, compared to 17.1% for the third quarter of 2020.
•

Number of cumulative household users reached approximately 6.3 million, compared to approximately 5.9 million as of the end of the second quarter of 2021 and approximately 4.6 million as of the end of the third quarter of 2020.

•	Percentage of household users with at least two connected products reached 21.1%, compared to 20.7% as of the end of the second quarter of 2021 and 19.5% as of the end of the third quarter of 2020.

“During the third quarter, we further enhanced our one-stop IoT home solutions platform to realize AI-driven IoT home scenarios. We also continued to optimize our product portfolio and execute our ‘trending technology’ brand marketing and ‘larger store, better merchant’ channel strategy. Moreover, we increased our investment in R&D and expanded our AI, algorithms and hardware research and development teams to accelerate AI product innovation and technology accumulation, which significantly increased our R&D expenses. To enhance brand awareness, we also invested in additional advertising and marketing resources in the third quarter. Due to the substantial increase in R&D and marketing expenses, our bottom line declined temporarily while our strategy adjustment and resource investment once again generated gross margin recovery, increased brand recognition and more diversified, balanced sales channels equipped to handle sales and service of our smart home products. Our overall business is developing in a high-quality, healthy direction,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi.

“With respect to product development, we have developed our product strategy from three perspectives: (i) we increased our investment in R&D as well as technology innovation and AI application, enhancing our brand influence through product optimization; (ii) we provide users with customized bundle purchase solutions rather than solely selling individual products; (iii) we focus on scenario innovation and will complete our smart home category to provide a more comprehensive smart home experience. We introduced a series of new AI products in the first half of 2021, including the all-direction air conditioner, premium sweeper robot Alpha 2 Plus, EyeBot range rood, and 800G-1200G Super series large-flux water purifiers. We also launched the Cyber series of our smart wet/dry vacuums in September. All of these products demonstrated strong sales performance in the third quarter, driving continued gross margin recovery. Furthermore, we introduced new SKUs in the smart home category, such as EyeLink 2T smart lock with AI face recognition technology. We will roll out exciting new product lines in the coming quarters, including smart home, smart kitchen, water purifier, and cleanliness products, among others.”

“Second, to enhance our branding influence, we invited one of China’s top celebrities, Deng Lun, to become our global branding spokesperson and established our ‘trending technology’ brand positioning. In the second half of this year, we broadened our omni-channel marketing and advertising activities including elevator advertisements, print media, television and social media. Our brand’s search frequency on major search engines has climbed and our internal data shows an increase in post-90s users and users from new tier-one and tier-two cities over the past few months.”

“Third, we increased our exposure and sales on new content channels such as Pinduoduo, Douyin and Kuaishou. We have built an exclusive team for these new sales channels to boost traffic and attract more young consumers, and our short-form video marketing and KOL livestreaming has enhanced brand awareness and contributed to an increase in sales. The revenue contribution from these new channels has increased in the past few months as well.”

“With respect to our offline channels, we continued to execute our ‘larger store, better merchant’ strategy to provide our users with ‘one-stop smart home’ solutions, integrating bundle purchases, scenario-based shopping experience and installation and after-sale services. These efforts have also strengthened our ‘trending technology’ brand positioning. In the second half, we accelerated our nationwide 4s and 5s store portfolio expansion and will open additional large-scale Viomi experience stores nationwide,” added Mr. Chen.

“We are also developing our overseas business by upgrading channels, diversifying our operation model and expanding product categories. We recently cooperated with renowned agents in Germany, Russia, Malaysia and Northern Europe to transform our overseas channels from small distributors into high-quality international sales agents. We plan to optimize our overseas business operation by leveraging their local resources, reputation and import sales experience. Following the successful opening of our first self-operated store on U.S. Amazon, we are preparing to launch our online store on European Amazon and will introduce sweeper robot products in the near future. Going forward, we will expand our global business into additional countries and regions to capture the cleanliness product sector’s tremendous growth opportunities.”

“We have completed the first step in establishing our one-stop IoT home solutions platform by building comprehensive product lines across home scenarios and will now turn our focus to product smartification upgrades and scenario application innovation. Looking ahead to the next year, we will continue to refine our product portfolio and further stabilize our gross margin recovery. We will also increase our investment in AI application and technology innovation, enhance our ‘trending technology’ branding and improve our overall business operation quality, creating long-term value and returns for our users and shareholders,” Mr. Chen concluded.

Third Quarter 2021 Financial Results

REVENUE

Net revenues were RMB1,056.5 million (US$164.0 million), compared to RMB1,486.7 million for the third quarter of 2020. Net revenues were in line with the Company’s previous guidance and the decrease was mainly due to the significant decrease in sales of Xiaomi-branded sweeper robots, as well as product portfolio adjustments for margin expansion in other categories.

-

IoT @ Home portfolio. Revenues from IoT @ Home portfolio decreased by 39.3% to RMB643.5 million (US$99.9 million) from RMB1,060.2 million for the third quarter of 2020. The decline was primarily due to (i) the decrease in sales of Xiaomi-branded sweeper robots; (ii) product portfolio adjustments for margin expansion in some categories.

-

Home water solutions. Revenues from home water solutions increased by 7.9% to RMB157.0 million (US$24.4 million) from RMB145.4 million for the third quarter of 2020. The growth was primarily driven by the Company’s product portfolio adjustment in this category, which contributed to increased sales of and demand for new and larger flux water purifiers as well as a gross margin expansion.

-

Consumables. Revenues from consumables increased by 11.7% to RMB79.6 million (US$12.4 million) from RMB71.3 million for the third quarter of 2020, primarily due to increased demand for the Company’s water purifier filter products.

-

Small appliances and others. Revenues from small appliances and others decreased by 15.9% to RMB176.5 million (US$27.4 million) from RMB209.9 million for the third quarter of 2020, primarily due to the Company’s continued product portfolio optimization to obtain a higher gross margin in this category.

GROSS PROFIT

Gross profit was RMB239.7 million (US$37.2 million), compared to RMB254.3 million for the third quarter of 2020. Gross margin increased to 22.7% from 17.1% for the third quarter of 2020, primarily driven by the Company’s continued efforts to shift the business and product mix toward higher gross margin products.

OPERATING EXPENSES

Total operating expenses increased by 28.2% to RMB290.3 million (US$45.1 million) from RMB226.4 million for the third quarter of 2020, primarily due to the increase in research and development expenses and selling and marketing expenses.

Research and development expenses increased by 56.1% to RMB82.2 million (US$12.8 million) from RMB52.7 million for the third quarter of 2020, mainly due to the increase in research and development experts and related salaries and expenses, as well as increased investment in research and development of new products.

Selling and marketing expenses increased by 20.4% to RMB183.4 million (US$28.5 million) from RMB152.2 million for the third quarter of 2020, primarily attributable to an increase in advertising and marketing activities to enhance the Company’s branding and market recognition.

General and administrative expenses increased by 15.2% to RMB24.7 million (US$3.8 million), compared to RMB21.4 million for the third quarter of 2020, primarily due to an increase in the estimated allowance for accounts and notes receivables, together with increased lease expenses due to the workplace expansion.

INCOME (LOSS) FROM OPERATIONS

Loss from operations was RMB38.7 million (US$6.0 million), compared to income from operations of RMB36.4 million for the third quarter of 2020. The loss was primarily due to the increases in R&D expenses and S&M expenses.

Non-GAAP operating loss1, which excludes the impact of share-based compensation expenses, was RMB31.6 million (US$4.9 million), compared to non-GAAP income from operations of RMB58.9 million for the third quarter of 2020.

NET INCOME (LOSS)

Net loss attributable to ordinary shareholders of the Company was RMB29.3 million (US$4.5 million), compared to net income attributable to ordinary shareholders of the Company of RMB34.9 million for the third quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of the Company2 was RMB22.2 million (US$3.4 million), compared to non-GAAP net income attributable to ordinary shareholders of the Company of RMB57.4 million for the third quarter of 2020.

BALANCE SHEET

As of September 30, 2021, the Company had cash and cash equivalents of RMB771.7 million (US$119.8 million), restricted cash of RMB25.6 million (US$4.0 million), short-term deposits of RMB67.0 million (US$10.4 million) and short-term investments of RMB463.5 million (US$71.9 million), compared to RMB504.1million, RMB70.6 million, nil and RMB696.1 million, respectively, as of December 31, 2020.

OUTLOOK

For the fourth quarter of 2021, the Company currently expects:

-	Net revenues to be between RMB1.2 billion and RMB1.3 billion.

[1]

“Non-GAAP operating income (loss)” is defined as income (loss) from operation excluding share-based compensation expenses. See “Use of Non-GAAP Measures” and “Reconciliation of GAAP and Non-GAAP Results” included elsewhere in this press release.

[2] “Non-GAAP net income (loss) attributable to ordinary shareholders of the Company” is defined as net income (loss) attributable to ordinary shareholders of the Company excluding share-based compensation expenses. See “Use of Non-GAAP

Measures” and “Reconciliation of GAAP and Non-GAAP Results” included elsewhere in this press release.

The Company expects the sales of Xiaomi-branded sweeper robots continue to decrease in the fourth quarter and the own-branded sweeper robot business to achieve faster growth, which will become one of the main categories.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, all of which are subject to change.

Conference Call

The Company’s management will host a conference call at 7:30 a.m. Eastern Time on Wednesday, November 24, 2021 (8:30 p.m. Beijing/Hong Kong time on November 24, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States (Toll Free):	+1 888-346-8982
International:	+1 412-902-4272
Hong Kong (Toll Free):	800-905-945
Hong Kong	+852 3018-4992
Mainland China (Toll Free):	400-120-1203
Conference ID:	10161880

A telephone replay will be available two hours after the call until December 1, 2021 by dialing:

United States:	+1 877-344-7529
International:	+1 412-317-0088
Replay Access Code:	10161880

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) attributable to the Company, non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary share and non-GAAP basic and diluted net income (loss) per American depositary share (“ADS”), which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income (loss) is income (loss) from operations excluding share-based compensation expenses. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to the Company is net income (loss) attributable to the Company excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. Non-GAAP basic and diluted net income (loss) per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income (loss) per ordinary share. Non-GAAP basic and diluted net income (loss) per ADS is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ADS used in the calculation of non-GAAP basic and diluted net income (loss) per ADS. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income (loss) from operations, net income (loss), or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of the Company’s non-GAAP financial measures to the most directly comparable GAAP measures are included at the end of this press release.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for September 30, 2021, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents	504,108	771,732	119,771
Restricted cash	70,601	25,625	3,977
Short-term deposits	-	67,029	10,403
Short-term investments	696,051	463,495	71,933
Accounts and notes receivable from third parties (net of allowance of RMB9,246 and RMB28,628 as of December 31, 2020 and September 30, 2021, respectively)	427,352	288,228	44,732
Accounts receivable from a related party (net of allowance of RMB61 and RMB332 as of December 31, 2020 and September 30, 2021, respectively)	609,094	315,039	48,893
Other receivables from related parties (net of allowance of RMB9 and RMB60 as of December 31, 2020 and September 30, 2021, respectively)	88,038	55,647	8,636
Inventories	439,375	541,165	83,987
Prepaid expenses and other current assets	87,280	163,671	25,403
Long-term deposits-current portion	10,000	60,000	9,312

Total current assets	2,931,899	2,751,631	427,047

Non-current assets
Prepaid expenses and other non-current assets	19,803	24,460	3,796
Property, plant and equipment, net	72,436	105,421	16,361
Deferred tax assets	14,189	25,263	3,921
Intangible assets, net	7,681	10,337	1,604
Right-of-use assets, net	20,529	21,083	3,272
Land use rights, net	62,982	62,040	9,628
Long-term deposits-non-current portion	50,000	-	-

Total non-current assets	247,620	248,604	38,582

Total assets	3,179,519	3,000,235	465,629

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,001,371	859,612	133,410
Advances from customers	112,613	95,976	14,895
Amount due to related parties	124,192	5,605	870
Accrued expenses and other liabilities	335,488	321,646	49,917
Income tax payables	50,962	35,441	5,500
Lease liabilities due within one year	9,481	11,706	1,817
Total current liabilities	1,634,107	1,329,986	206,409

Non-current liabilities
Accrued expenses and other liabilities	3,400	5,775	896
Long-term borrowing	-	16,106	2,500
Lease liabilities	11,693	10,050	1,560
Total non-current liabilities	15,093	31,931	4,956

Total liabilities	1,649,200	1,361,917	211,365

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$

Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 104,163,686 and 107,381,750 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 103,554,546 and 103,314,546 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	6	6	1
Treasury stock	(54,600)	(54,600)	(8,474)
Additional paid-in capital	1,278,004	1,325,901	205,777
Retained earnings	363,051	427,220	66,304
Accumulated other comprehensive loss	(59,384)	(64,172)	(9,959)

Total equity attributable to shareholders of the Company	1,527,083	1,634,361	253,650

Non-controlling interests	3,236	3,957	614

Total shareholders’ equity	1,530,319	1,638,318	254,264

Total liabilities and shareholders’ equity	3,179,519	3,000,235	465,629

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Net revenues:
A related party	624,822	427,307	66,317
Third parties	861,922	629,219	97,653
Total net revenues	1,486,744	1,056,526	163,970

Cost of revenues (including RMB143,072 and RMB7,690 with related parties for the three months ended September 30, 2020 and 2021, respectively)	(1,232,481)	(816,797)	(126,764)

Gross profit	254,263	239,729	37,206

Operating expenses(1)
Research and development expenses (including RMB156 and RMB690 with a related party for the three months ended September 30, 2020 and 2021, respectively)	(52,674)	(82,201)	(12,757)
Selling and marketing expenses (including RMB23,210 and RMB23,579 with related parties for the three months ended September 30, 2020 and 2021, respectively)	(152,247)	(183,364)	(28,458)
General and administrative expenses	(21,447)	(24,716)	(3,836)

Total operating expenses	(226,368)	(290,281)	(45,051)

Other income, net	8,537	11,896	1,846

Income (loss) from operations	36,432	(38,656)	(5,999)

Interest income and short-term investment income, net	9,985	2,769	430
Other non-operating income	580	549	85

Income (loss) before income tax expenses	46,997	(35,338)	(5,484)

Income tax (expenses) credits	(11,890)	6,191	961

Net income (loss)	35,107	(29,147)	(4,523)

Less: Net income attributable to the non-controlling interest shareholder	187	116	18

Net income (loss) attributable to ordinary shareholders of the Company	34,920	(29,263)	(4,541)

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$

Net income (loss) attributable to the Company	34,920	(29,263)	(4,541)

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(24,956)	989	153

Total comprehensive income (loss) attributable to the Company	9,964	(28,274)	(4,388)

Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.17	(0.14)	(0.02)
-Diluted	0.16	(0.14)	(0.02)

Weighted average number of ordinary shares used in calculating net income (loss) per share
-Basic	209,159,767	210,472,257	210,472,257
-Diluted	217,768,082	210,472,257	210,472,257

Net income (loss) per ADS*
-Basic	0.50	(0.42)	(0.06)
-Diluted	0.48	(0.42)	(0.06)

Weighted average number of ADS used in calculating net income (loss) per ADS
-Basic	69,719,922	70,157,419	70,157,419
-Diluted	72,589,361	70,157,419	70,157,419

*Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$

General and administrative expenses	6,270	2,584	401
Research and development expenses	12,963	6,682	1,037
Selling and marketing expenses	3,211	(2,219)	(344)

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$

Income (loss) from operations	36,432	(38,656)	(5,999)
Share-based compensation expenses	22,444	7,047	1,094

Non-GAAP operating income (loss)	58,876	(31,609)	(4,905)

Net income (loss)	35,107	(29,147)	(4,523)
Share-based compensation expenses	22,444	7,047	1,094

Non-GAAP net income (loss)	57,551	(22,100)	(3,429)

Net income (loss) attributable to the Company	34,920	(29,263)	(4,541)
Share-based compensation expenses	22,444	7,047	1,094

Non-GAAP net income (loss) attributable to the Company	57,364	(22,216)	(3,447)

Net income (loss) attributable to ordinary shareholders	34,920	(29,263)	(4,541)
Share-based compensation expenses	22,444	7,047	1,094

Non-GAAP net income (loss) attributable to ordinary shareholders	57,364	(22,216)	(3,447)

Non-GAAP net income (loss) per ordinary share
-Basic	0.27	(0.11)	(0.02)
-Diluted	0.26	(0.11)	(0.02)

Weighted average number of ordinary shares used in calculating Non-GAAP net income (loss) per share
-Basic	209,159,767	210,472,257	210,472,257
-Diluted	217,768,082	210,472,257	210,472,257

Non-GAAP net income (loss) per ADS
-Basic	0.82	(0.32)	(0.05)
-Diluted	0.79	(0.32)	(0.05)

Weighted average number of ADS used in calculating Non-GAAP net income (loss) per ADS
-Basic	69,719,922	70,157,419	70,157,419
-Diluted	72,589,361	70,157,419	70,157,419

      Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.